MATERIAL FACT

SUZANO S.A.
Publicly-Held Company with Authorized Capital
Corporate Taxpayer ID (CNPJ/ME): 16.404.287/0001-55
Company Registry (NIRE): 29.3.0001633-1

São Paulo, May 28, 2026 – Suzano S.A. ("Suzano" or "Company") (B3: SUZB3 | NYSE: SUZ), in compliance with the provisions of CVM Resolution No. 44, of August 23, 2021, and CVM Resolution No. 80, of March 29, 2022, as amended, in line with best corporate governance practices and further to the Material Fact disclosed on June 5, 2025, hereby informs its shareholders and the market that the approvals by the relevant competition authorities contemplated as conditions precedent under the Equity and Asset Purchase Agreement executed between, on the one hand, Suzano International Holding B.V., as purchaser, and, on the other hand, Kimberly-Clark Corporation (“K-C”), as seller, for the acquisition (the “Transaction”) of a 51% equity interest in a new company incorporated in the Netherlands (the “Target Company”), have all been obtained.

The Company clarifies that the closing of the Transaction remains subject to the completion of K-C’s corporate reorganization in South America, Central America, Ireland, the United Kingdom, Europe, Africa, the Middle East, Asia (including Southeast Asia) and Oceania (the “Included Regions”). Accordingly, the Company continues to expect that the closing of the Transaction will occur in the third quarter of 2026, as previously disclosed.

As previously disclosed, the Target Company shall hold the assets related to the manufacturing, marketing, distribution and/or sale of tissue products, such as toilet paper, paper towels, napkins, facial tissues, as well as other paper products (including the “family care” and “professional business” lines) in the Included Regions, except for certain countries within these Included Regions that are excluded from the scope of the Transaction. K-C shall hold the remaining 49% of the Target Company and shall retain its “family care” and “professional business” assets in North America, as well as certain joint ventures held by K-C with third parties in other locations that are outside the scope of the Transaction.

Additional information on the Transaction can be found in the Material Fact disclosed by the Company on June 5, 2025, available at Suzano’s Investor Relations website.

Suzano reaffirms its commitment to keeping its shareholders and the market duly informed about the progress of the Transaction, in accordance with the applicable laws and regulations.

São Paulo, May 28, 2026.

Marcos Moreno Chagas Assumpção
Vice-President of Finance and Investor Relations